Exhibit 4.3

ADDENDUM TO

18 MONTH CONVERTIBLE PROMISSORY NOTE

FACE VALUE $         MILLION

COUPON 14%

ISSUE DATE AUGUST 30, 2011

This Addendum, dated August 30, 2011, by and between Comprehensive Care Corporation (the “Company” or “Borrower”) and                             . (“                            ” or Noteholder”), shall and does form a part of the above specified Note as if set forth at length therein.

1.	Principal and interest payments, as required by the Note, shall be made in such manner as directed by in writing, i.e., wire transfer of immediately available funds to an account designated by , or by bank or certified check, money order, etc. at the offices of at , or at such other address as may designate in writing.

2.	In the event the payments required to be made by the Company to are not received on the due date, shall notify the Company in writing by overnight courier of such non-receipt and the Company shall have three (3) business days within which to cure the default by delivering such payment. In the event payment is not received by said third business day, the Company shall be deemed to be in default. Following default, interest on the amount due but unpaid shall be increased to 24%, or the maximum amount permitted under applicable law, whichever is less, which increased interest shall continue until payment. In the event Borrower makes any payment after an Event of Default, all payments shall be applied first to any interest that is due and owing. In the event the Default is cured within the Cure Period, all monies due thereafter shall be at the 14% rate as stated in the Note. In the event the Noteholder commences legal action and/or collection on the Note, the Company shall reimburse the Noteholder for all reasonable attorney’s fees so incurred.

3.	EVENTS OF DEFAULT

The occurrence of any one or more of the following events with respect to Borrower shall constitute, without notice of any kind, an Event of Default hereunder (“Event of Default”):

(a) If Borrower shall fail to pay when due the principal or interest of this Note subject always to a grace period of three (3) business days.

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607 813-288-4808 — Fax: 813-288-4844

(b) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a “Bankruptcy Law”), Borrower shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or (v) admit in writing its inability to pay its debts as they become due; or

(c) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Borrower in an involuntary case, (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Borrower or substantially all of Borrower’s assets or (iii) orders the liquidation of Borrower and, in each case, the order or decree is not dismissed or bonded within 30 days.

(d) If there is a default by Borrower under any of terms of this Note or a breach of any of the terms of the Subscription Agreement dated as of the date hereof (together, the “Loan Documents”). All terms not defined herein shall have the meanings ascribed to them in the Subscription Agreement.

4.	REMEDIES—Upon an Event of Default (unless all Events of Default have been properly cured by Borrower, or waived in writing by Noteholder), (i) the entire unpaid principal balance of the Note, shall be immediately due and payable regardless of any prior forbearance, (ii) Noteholder may exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Borrower all sums due under this Note, and/or (iii) Noteholder may exercise all rights and pursue any other remedies under the UCC or otherwise at law or in equity. All rights hereunder may be exercised without waiving the right to exercise any other right (whether stated here or not). After an Event of Default has been declared by Noteholder, interest shall accrue at the lesser of twenty-four (24%) percent per annum or the highest lawful rate permitted by applicable law until payment in full is received.

5.	COSTS UPON DEFAULT — Borrower agrees to pay all costs and expenses of collection including reasonable attorneys fees, and expenses associated with or incurred as a result of any uncured default, incurred in connection with the enforcement of this Note and Subscription Agreement, including all reasonable attorney fees and costs incurred in connection with any lawsuit or as the result of the filing of a bankruptcy and/or insolvency action by Borrower, and in the collection and enforcement of any judgment or award entered as a result of any default. This Agreement to pay expenses and costs shall not merge, but shall survive, the entry of any judgment or award and/or the filing of any bankruptcy and/or insolvency action.

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607 813-288-4808 — Fax: 813-288-4844

6.	The rights and remedies of Noteholder under the Loan Documents shall be cumulative and not alternative. No waiver by Noteholder of any right or remedy under the Loan Documents shall be effective unless in writing signed by Noteholder. Neither the failure nor any delay in exercising any right, power or privilege under Loan Documents will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Noteholder will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. No extension of time for payment and no alteration, amendment or waiver of any provision of any document connected to this transaction, shall release, modify, amend, waive, extend, discharge, terminate or affect the liability of Borrower or any other person or entity who may become liable for the payment of all or any part of this Note. To the maximum extent permitted by applicable law, (a) no claim or right of Noteholder arising out of this Note can be discharged by Noteholder, in whole or in part, by a waiver or renunciation of the claim or right unless in a writing, signed by Noteholder; (b) no waiver that may be given by Noteholder will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on Borrower will be deemed to be a waiver of any obligation of Borrower or of the right of Noteholder to take further action without notice or demand as provided in this Note. Borrower hereby waives presentment, demand, protest and notice of dishonor and protest.

7.	This Note and the Subscription Agreement will be governed by, and construed in accordance with, the laws of the State of New York. EACH OF THE PARTIES HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING DIRECTLY OR INDIRECTLY OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR THE SUBSCRIPTION AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREUNDER. The parties hereby submit to the exclusive jurisdiction of the courts of the State of New York located in New York County and the Federal courts located in Southern District of New York, with respect to any action or legal proceeding commenced by either party with respect to this Note or the Subscription Agreement. Each party irrevocably waives any objection it now has or hereafter may have respecting the venue of any such action or proceeding or the inconvenience of such forum, and each party consents to the service of process in any such action or proceeding by overnight delivery to the parties listed in the Notice Section herein or in the Subscription Agreement.

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607 813-288-4808 — Fax: 813-288-4844

8.	Principal and interest payments, as required by the Note, shall be made in such manner as directed by in writing, i.e., wire transfer of immediately available funds to an account designated by , or by bank or certified check, money order, etc. at the offices of at , or at such other address as my designate in writing.

9.	The Company agrees not to issue or otherwise incur additional unsecured debt senior to the Noteholder’s Note.

10.	Noteholder has the right to convert all or any portion of the outstanding unpaid principal and/or interest on the Note into the Company’s common stock at the conversion price of $0.25 per share. To exercise this right:

(a)	The Noteholder shall notify the Company, in writing, by registered or certified mail of the Noteholder’s intention to so convert; the amount of the Note and/or accrued interest that the Noteholder wishes to convert; and the effective date of such conversion requested by the Noteholder.

(b)	The Noteholder shall surrender to the Company, along with the notification specified above, the Note.

(c)	The Company shall immediately proceed to notify its stock transfer agent to issue the appropriate amount of shares of the Company’s common stock to the Noteholder in such name(s) as the Noteholder might designate and will simultaneously issue to Noteholder a replacement Note for the remaining principal and/or unpaid accrued interest (if any) which Note shall be as of the date of the original Note to which this Addendum forms a part.

Sincerely,

Robert J. Landis
Acting Chief Financial Officer	______________
Comprehensive Care Corporation

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607 813-288-4808 — Fax: 813-288-4844